

Malcolm Howard · 3rd

Backend Software Engineer at TapRecruit

Savannah, Georgia · 500+ connections · **Contact info**

 **TapRecruit**

 **Georgia Southern Un**

Featured



EveryoneIsACoder.jpg

This is a meme I made for an article explaining how everyone essentially writes code every day without...



Tech Lightning Talks Panel at the 2017 Jepso Center for the Arts PULSE Art and Technolog

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Local Savannah tech professionals present to auditorium of elementary, middle, and high sch

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Experience



Backend Software Engineer
TapRecruit
Aug 2019 – Present · 1 yr
Greater New York City Area

Building connections to 3rd party APIs to ingest and process data in a secure, and scalable way.

Building internal services and data processing capabilities as robust APIs.

Using custom NLP modules in building rich data-driven tools that can improve existing company products and empower company teams.

...**see mor**



Founder
ProjectMQ
Apr 2013 – Present · 7 yrs 4 mos
Tampa/St. Petersburg, Florida Area (Remote)

ProjectMQ is a new #startup for #indiegame studios & fans. We were a top 16 finalist of 237 teams in the 2015 Florida Atlantic University Business Plan Competition. ProjectMQ is coming to a connected device near you early 2016. We're launching our website in just a few weeks. In the meantime, you can follow our journey on Twitter: https://twitter.com/ProjectMQ ...**see mor**

Founder
Game On! Savannah (formerly Savannah Game Makers' Circle)
Mar 2017 – Present · 3 yrs 5 mos
Savannah

Manages content and scheduling for local game maker meetup. Game On! Savannah provides community for local game makers of all types (digital, tabletop, etc.) and game enthusiasts. At the meetups, guests and members can network, discuss game design theory, participate in game development and Hour of Code workshops, and experience live presentations ...**see mor**



Entrepreneur In Residence
Valley Venture Mentors
Jan 2019 – Jun 2019 · 6 mos
Springfield, Massachusetts Area

Advising founders about product development, market analysis/strategy, storytelling, and more



Development Lead
Haneke Design
Jan 2019 – May 2019 · 5 mos
Tampa/St. Petersburg, Florida Area

Implemented backend systems for search, including automation and configuration management.

Show 4 more experiences ⌄

Education



Georgia Southern University
Bachelor of Science (B.S.), Computer Science
2004 – 2011



Georgia Southern University
Undergrad, Computer Science
2004 – 2011



